PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

1285 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10019-6064
TELEPHONE (212) 373-3000
FACSIMILE (212) 757-3990

LLOYD K. GARRISON (1946-1991)
RANDOLPH E. PAUL (1946-1956)
SIMON H. RIFKIND (1950-1995)
LOUIS S. WEISS (1927-1950)
JOHN F. WHARTON (1927-1977)

1615 L STREET, NW
WASHINGTON, DC 20036-5694
TELEPHONE (202) 223-7300
FACSIMILE (202) 223-7420

FUKOKU SEIMEI BUILDING
2-2 UCHISAIWAICHO 2-CHOME
CHIYODA-KU, TOKYO 100-0011, JAPAN
TELEPHONE (81-3) 3597-8101
FACSIMILE (81-3) 3597-8120

ORIENTAL PLAZA, TOWER E3
SUITE 1205
NO. 1 EAST CHANG AN AVENUE
DONG CHENG DISTRICT
BEIJING, 100738
PEOPLE'S REPUBLIC OF CHINA
TELEPHONE (86-10)8518-8828
FACSIMILE (86-10) 8518-2760/61

12TH FLOOR, HONG KONG CLUB BUILDING
3A CHATER ROAD, CENTRAL
HONG KONG
TELEPHONE (852) 2536-9933
FACSIMILE (852) 2536-9622

ALDER CASTLE
10 NOBLE STREET
LONDON EC2V 7JU, U.K.
TELEPHONE (44 20) 7367 1600
FACSIMILE (44 20) 7367 1650

WRITER'S DIRECT DIAL NUMBER

(212)373-3309

WRITER'S DIRECT FACSIMILE

(212)492-0309

WRITER'S DIRECT E-MAIL ADDRESS

rrusso@paulweiss.com

September 14, 2005

Securities and Exchange Commission
100 F Street, N.W.
Washington, DC 20549
Attention: Filing Desk

Swiss Reinsurance Company
File No. 82-4248

Ladies and Gentlemen:

Enclosed on behalf of Swiss Reinsurance Company (the "Company") are (i) a copy of the Company's Interim Report for the six months ended June 30, 2005, together with a related letter delivered to shareholders, and (ii) a news release dated September 12, 2005 providing estimates of Hurricane Katrina claims. These documents are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (212) 373-3309 if you have any questions regarding this filing.

9/15

Please acknowledge acceptance of this letter and the enclosures by date-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Very truly yours,

Raphael M. Russo

Raphael M. Russo

cc: Andre Pfanner, Esq., Swiss Reinsurance Company
Mark S. Bergman, Esq., Paul, Weiss, Rifkind, Wharton & Garrison, LLP

News release

Swiss Re

Swiss Re updates estimate for Hurricane Katrina claims to be in the range of USD 1.2 billion

Contact:

Media Relations, Zurich
Telephone +41 43 285 7171

Corporate Communications, New York
Telephone +1 212 317 5640

Investor Relations, Zurich
Telephone +41 43 285 4444

Swiss Reinsurance Company
Mythenquai 50/60
P.O. Box
CH-8022 Zurich

Telephone +41 43 285 2121
Fax +41 43 285 2999
www.swissre.com

Zurich, 12 September 2005 – Swiss Re today announced that it now expects the total insured loss from Hurricane Katrina for the insurance industry to be in the range of USD 40 billion. Accordingly, Swiss Re estimates its own claims to be in the range of USD 1.2 billion.

Swiss Re had previously communicated a preliminary claims estimate of USD 500 million for Hurricane Katrina on the basis of an estimated market loss of USD 20 billion. As Swiss Re now estimates an insurance market loss in the range of USD 40 billion, the company expects its own claims to be in the range of USD 1.2 billion before tax. Due to the unique nature of the event, the complexity and the magnitude of destruction caused, accurate claims estimates remain difficult.

While the company's over the cycle target of 10% earnings per share growth will likely not be met for 2005, Swiss Re does expect to use part of its equalisation reserves, built to help mitigate large claim events such as Katrina. Swiss Re's financial strength remains very strong and is expected to grow further in the second half of the year. Swiss Re's Board of Directors affirms its recommendation of a dividend of CHF 2.50 per share for the business year 2005, assuming normal business development for the remainder of the year.

John Coomber, Swiss Re Chief Executive Officer, says: "We are witnessing increasing natural catastrophe events across the globe, effecting economies and societies with a higher frequency and severity. Price levels in the upcoming renewals must be adjusted to reflect these developments."

Swiss Re

Swiss Re is one of the world's leading reinsurers and the world's largest life and health reinsurer. The company operates through more than 70 offices in over 30 countries. Swiss Re has been in the reinsurance business since its foundation in Zurich, Switzerland, in 1863. Swiss Re offers a wide variety of products to manage capital and risk. Traditional reinsurance products, including a broad range of property and casualty as well as life and health covers and related services, are complemented by insurance-based corporate finance solutions and supplementary services for comprehensive risk management. Swiss Re is rated "AA" by Standard & Poor's, "Aa2" by Moody's and "A+" by A.M. Best.

Cautionary note on forward-looking statements

Certain statements contained herein are forward-looking. These statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to a historical fact or current fact. Forward-looking statements typically are identified by words or phrases such as "anticipate", "assume", "believe", "continue", "estimate", "expect", "foresee", "intend", "may increase" and "may fluctuate" and similar expressions or by future or conditional verbs such as "will", "should", "would" and "could". These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause Swiss Re's actual results, performance, achievements or prospects to be materially different from any future results, performance, achievements or prospects expressed or implied by such statements. Such factors include, among others:

- cyclicality of the reinsurance industry;
- changes in general economic conditions, particularly in our core markets;
- uncertainties in estimating reserves;
- the performance of financial markets;
- expected changes in our investment results as a result of the changed composition of our investment assets or changes in our investment policy;
- the frequency, severity and development of insured claim events;
- acts of terrorism and acts of war;
- mortality and morbidity experience;
- policy renewal and lapse rates;
- changes in rating agency policies or practices;
- the lowering or withdrawal of one or more of the financial strength or credit ratings of one or more of our subsidiaries;
- changes in levels of interest rates;
- political risks in the countries in which we operate or in which we insure risks;
- extraordinary events affecting our clients, such as bankruptcies and liquidations;
- risks associated with implementing our business strategies;
- changes in currency exchange rates;
- changes in laws and regulations, including changes in accounting standards and taxation requirements; and
- changes in competitive pressures.

These factors are not exhaustive. We operate in a continually changing environment and new risks emerge continually. Readers are cautioned not to place undue reliance on forward-looking statements. We undertake no obligation to publicly revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.

Swiss Re

Interim Report 2005
Shareholders' letter

Swiss Re at a glance

News first half 2005

- **Net income of CHF 1.4 billion on higher business performance offset by lower investment gains**
- **Shareholders' equity up 14.6% to CHF 22 billion**
- **Good return on investments at 5.1% (annualised)**
- **Property & Casualty Business Group: combined ratio improved to 95.5%**
- **Life & Health Business Group: return on operating revenues increased to 9.5%**
- **Financial Services Business Group: operating income in line at CHF 339 million**
- **Return on equity of 13.0% (annualised)**

Key figures (unaudited)

CHF millions unless otherwise stated	First half 2004	**First half 2005**	Change in %
Property & Casualty Business Group			
Premiums earned	7527	**6757**	–10
Combined ratio (in %)	96.1	**95.5**	
Life & Health Business Group			
Premiums earned	5022	**4998**	0
Operating revenues	6581	**6621**	1
Return on operating revenues (in %)	8.6	**9.5**	
Financial Services Business Group			
Premium business			
Premiums earned	1585	**1409**	–11
Combined ratio, traditional business (in %)	94.2	**94.9**	
Fee business			
Total revenues	409	**297**	–27
Return on total revenues, excl. proprietary asset management (in %)	18.3	**12.5**	
Group			
Premiums earned	14142	**13175**	–7
Net income	1441	**1353**	–6
Earnings per share (in CHF)	4.66	**4.37**	–6
Shareholders' equity (31.12.2004/30.06.2005)	19177	**21982**	15
Return on investments (in %), annualised	5.8	**5.1**	
Return on equity (in %), annualised	15.6	**13.0**	
Number of employees (31.12.2004/30.06.2005)	8359	**8505**	2

Share performance

Market information as of 19 August 2005	
Share price (in CHF)	80.50
Market capitalisation (in CHF millions)	24987
Number of shares entitled to dividend	310399502

Performance	**1995–19 August 2005 (p.a.)**	**Year to 19 August 2005**
Swiss Re (in %)	8.6	1.4
Swiss Performance Index (in %)	10.6	19.5
DJ Stoxx Insurance Index (in %)	5.1	15.2



200 Share price in CHF (logarithmic scale)
Annual performance in %
100
50
20
100
75
50
25
0
–25
–50
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005*
— Swiss Re — Swiss Performance Index — DJ Stoxx Insurance Index

* Year to 19 August 2005

Fellow shareholders, ladies and gentlemen

The first half of 2005 was characterised by improved profitability on reinsurance operations. Investments provided satisfactory returns, although below the exceptional level reached in the first half of 2004. Earnings of CHF 1.4 billion represent a 13% return on equity. This result was achieved on a strongly increased equity base and is in line with the Group's long-term target.

In our Property & Casualty Business Group, rate adequacy continues to be very satisfactory and our tracking tools ensure that the quality controls on our business are maintained. The lower combined ratio of 95.5% is a direct consequence. The return on revenues in our Life & Health Business Group, at 9.5%, is ahead of expectations, as we experienced positive mortality developments in the US. The result of CHF 339 million in the Financial Services Business Group is in line with our 2004 experience.

In a market environment where primary insurers are increasingly well capitalised, our pricing policy, with its consistent application of strict underwriting standards, comes at a cost to the top line. We see this clearly in our half-year volume. Expressed in original currencies, premium income is 8% lower than in the first half of 2004 for our non-life business. We are prepared to accept further reductions in volume in order to sustain quality and focus on achieving attractive shareholder returns.

Swiss Re nevertheless sees positive growth opportunities. Our Asian business has an excellent track record of profitability and will continue to show growth. Similarly, we see opportunities to acquire risk portfolios, most notably through Admin Re℠. Each potential transaction is tested against profitability criteria, ensuring that business is only acquired at attractive terms. We also expect our strategy of securitising risk into the capital markets to benefit both the profitability and capital flexibility of the Group. The life securitisation we completed in January of this year, although small at USD 245 million, was an important step in this process. We will now build on this success and expand our use of tradeable insurance securities in life and other risk classes.

The realignment of Swiss Re's management structure announced on 2 June will buttress the Group's strategic objectives. Three new business functions – Products, Client Markets and Financial Services – will replace the current business groups. The Products unit will define underwriting standards for both non-life and life insurance risks and drive new product development; the Client Markets unit will place our clients at the heart of our management structure and galvanise winning partnerships; the Financial Services unit will extend risk securitisation and maximise the benefits of asset management. Importantly, creating a clearer separation between Products and Client Markets also ensures underwriting quality standards are maintained at a time of rising competitive pressure. The implementation has progressed well and we are on track to have the new structure in place ahead of schedule, on 12 September. We also expect to generate efficiency gains of around CHF 100 million over the next two years.

Our focus on profitability in the recent phase of the cycle has strengthened our capital position, which now fulfils both our business needs and client expectations. Assuming normal business development for the remainder of the year, the Board will recommend increasing the dividend to CHF 2.50 per share. Going forward, we will aim for a pay-out ratio in the range of 25% to 35% of earnings.

Restoring the financial strength of the company, and in turn the dividend, to their former levels draws to a close a difficult chapter in Swiss Re's history which started with the tragedy of 11 September 2001 and continued with the financial market falls of 2001 and 2002. As the company moves forward in its new organisation on a sound financial footing, John Coomber will be passing the stewardship of the firm as CEO to Jacques Aigrain at the beginning of 2006. John and Jacques will use the remaining months of 2005 to ensure a smooth transition.

In conclusion, Swiss Re has the strategy, resources and skills to benefit from fundamentally sound market conditions. The outlook for our 2005 results is positive and, assuming continued good business progress, we expect to achieve a full-year growth in earnings per share in line with our over the cycle target of 10%.

Zurich, 25 August 2005

Peter Forstmoser
Chairman of the Board of Directors

John R. Coomber
Chief Executive Officer

Cautionary note on forward-looking statements/Information

Cautionary note on forward-looking statements

Certain statements contained herein are forward-looking. These statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to a historical fact or current fact. Forward-looking statements typically are identified by words or phrases such as "anticipate", "assume", "believe", "continue", "estimate", "expect", "foresee", "intend", "may increase" and "may fluctuate" and similar expressions or by future or conditional verbs such as "will", "should", "would" and "could". These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause Swiss Re's actual results, performance, achievements or prospects to be materially different from any future results, performance, achievements or prospects expressed or implied by such statements. Such factors include, among others:

- cyclicality of the reinsurance industry;
- changes in general economic conditions, particularly in our core markets;
- uncertainties in estimating reserves;
- the performance of financial markets;
- expected changes in our investment results as a result of the changed composition of our investment assets or changes in our investment policy;
- the frequency, severity and development of insured claim events;
- acts of terrorism and acts of war;
- mortality and morbidity experience;
- policy renewal and lapse rates;
- changes in rating agency policies or practices;
- the lowering or withdrawal of one or more of the financial strength or credit ratings of one or more of our subsidiaries;
- changes in levels of interest rates;
- political risks in the countries in which we operate or in which we insure risks;
- extraordinary events affecting our clients, such as bankruptcies and liquidations;
- risks associated with implementing our business strategies;
- changes in currency exchange rates;
- changes in laws and regulations, including changes in accounting standards and taxation requirements; and
- changes in competitive pressures.

These factors are not exhaustive. We operate in a continually changing environment and new risks emerge continually. Readers are cautioned not to place undue reliance on our forward-looking statements. We undertake no obligation to publicly revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.

Information

Contact addresses

Investor Relations
Stefan Senn
Telephone +41 43 285 4444
Fax +41 43 285 5555
investor_relations@swissre.com

Public Relations/Media
Henner Alms
Telephone +41 43 285 7171
Fax +41 43 285 2023
media_relations@swissre.com

Share Register
Karl Haas
Telephone +41 43 285 3294
Fax +41 43 285 3480
share_register@swissre.com

Important dates
2 March 2006
Annual results 2005

21 April 2006
142nd Annual General Meeting

4 August 2006
Interim results 2006

Title:
Interim Report 2005
Shareholders' letter

Original version in English

The Interim Report 2005 is also available in German and French.

A PDF version of the Interim Report 2005 is available for download in English, German and French at: www.swissre.com/interimreport

The Interim Report 2005 Shareholders' letter is available in English, German and French.

CC, 08/05, 4 400 en

Swiss Re

Interim Report 2005

Swiss Re at a glance

News first half 2005

- **Net income of CHF 1.4 billion on higher business performance offset by lower investment gains**
- **Shareholders' equity up 14.6% to CHF 22 billion**
- **Good return on investments at 5.1% (annualised)**
- **Property & Casualty Business Group: combined ratio improved to 95.5%**
- **Life & Health Business Group: return on operating revenues increased to 9.5%**
- **Financial Services Business Group: operating income in line at CHF 339 million**
- **Return on equity of 13.0% (annualised)**

Key figures (unaudited)

CHF millions unless otherwise stated	First half 2004	**First half 2005**	Change in %
Property & Casualty Business Group			
Premiums earned	7527	**6757**	−10
Combined ratio (in %)	96.1	**95.5**	
Life & Health Business Group			
Premiums earned	5022	**4998**	0
Operating revenues	6581	**6621**	1
Return on operating revenues (in %)	8.6	**9.5**	
Financial Services Business Group			
Premium business			
Premiums earned	1585	**1409**	−11
Combined ratio, traditional business (in %)	94.2	**94.9**	
Fee business			
Total revenues	409	**297**	−27
Return on total revenues, excl. proprietary asset management (in %)	18.3	**12.5**	
Group			
Premiums earned	14142	**13175**	−7
Net income	1441	**1353**	−6
Earnings per share (in CHF)	4.66	**4.37**	−6
Shareholders' equity (31.12.2004/30.06.2005)	19177	**21982**	15
Return on investments (in %), annualised	5.8	**5.1**	
Return on equity (in %), annualised	15.6	**13.0**	
Number of employees (31.12.2004/30.06.2005)	8359	**8505**	2

Share performance

Market information as of 19 August 2005	
Share price (in CHF)	80.50
Market capitalisation (in CHF millions)	24987
Number of shares entitled to dividend	310399502

Performance	**1995–19 August 2005 (p.a.)**	**Year to 19 August 2005**
Swiss Re (in %)	8.6	1.4
Swiss Performance Index (in %)	10.6	19.5
DJ Stoxx Insurance Index (in %)	5.1	15.2



200 Share price in CHF (logarithmic scale)
Annual performance in %
100
50
20
100
75
50
25
0
−25
−50
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005*
— Swiss Re — Swiss Performance Index — DJ Stoxx Insurance Index
* Year to 19 August 2005

Contents

Chairman and CEO letter

Fellow shareholders, ladies and gentlemen

The first half of 2005 was characterised by improved profitability on reinsurance operations. Investments provided satisfactory returns, although below the exceptional level reached in the first half of 2004. Earnings of CHF 1.4 billion represent a 13% return on equity. This result was achieved on a strongly increased equity base and is in line with the Group's long-term target.

In our Property & Casualty Business Group, rate adequacy continues to be very satisfactory and our tracking tools ensure that the quality controls on our business are maintained. The lower combined ratio of 95.5% is a direct consequence. The return on revenues in our Life & Health Business Group, at 9.5%, is ahead of expectations, as we experienced positive mortality developments in the US. The result of CHF 339 million in the Financial Services Business Group is in line with our 2004 experience.

In a market environment where primary insurers are increasingly well capitalised, our pricing policy, with its consistent application of strict underwriting standards, comes at a cost to the top line. We see this clearly in our half-year volume. Expressed in original currencies, premium income is 8% lower than in the first half of 2004 for our non-life business. We are prepared to accept further reductions in volume in order to sustain quality and focus on achieving attractive shareholder returns.

Swiss Re nevertheless sees positive growth opportunities. Our Asian business has an excellent track record of profitability and will continue to show growth. Similarly, we see opportunities to acquire risk portfolios, most notably through Admin Re℠. Each potential transaction is tested against profitability criteria, ensuring that business is only acquired at attractive terms. We also expect our strategy of securitising risk into the capital markets to benefit both the profitability and capital flexibility of the Group. The life securitisation we completed in January of this year, although small at USD 245 million, was an important step in this process. We will now build on this success and expand our use of tradeable insurance securities in life and other risk classes.

The realignment of Swiss Re's management structure announced on 2 June will buttress the Group's strategic objectives. Three new business functions – Products, Client Markets and Financial Services – will replace the current business groups. The Products unit will define underwriting standards for both non-life and life insurance risks and drive new product development; the Client Markets unit will place our clients at the heart of our management structure and galvanise winning partnerships; the Financial Services unit will extend risk securitisation and maximise the benefits of asset management. Importantly, creating a clearer separation between Products and Client Markets also ensures underwriting quality standards are maintained at a time of rising competitive pressure. The implementation has progressed well and we are on track to have the new structure in place ahead of schedule, on 12 September. We also expect to generate efficiency gains of around CHF 100 million over the next two years.

Our focus on profitability in the recent phase of the cycle has strengthened our capital position, which now fulfils both our business needs and client expectations. Assuming normal business development for the remainder of the year, the Board will recommend increasing the dividend to CHF 2.50 per share. Going forward, we will aim for a pay-out ratio in the range of 25% to 35% of earnings.

Restoring the financial strength of the company, and in turn the dividend, to their former levels draws to a close a difficult chapter in Swiss Re's history which started with the tragedy of 11 September 2001 and continued with the financial market falls of 2001 and 2002. As the company moves forward in its new organisation on a sound financial footing, John Coomber will be passing the stewardship of the firm as CEO to Jacques Aigrain at the beginning of 2006. John and Jacques will use the remaining months of 2005 to ensure a smooth transition.

In conclusion, Swiss Re has the strategy, resources and skills to benefit from fundamentally sound market conditions. The outlook for our 2005 results is positive and, assuming continued good business progress, we expect to achieve a full-year growth in earnings per share in line with our over the cycle target of 10%.

Zurich, 25 August 2005

Peter Forstmoser
Chairman of the Board of Directors

John R. Coomber
Chief Executive Officer

Good underlying performance generated net income of CHF 1.4 billion in the first half of 2005.

Group results

Premiums earned decreased by 7% to CHF 13.2 billion in the first half of 2005. Excluding currency exchange effects, the decrease was 4%.

The Swiss franc appreciated 5.5% against the US dollar compared to average rates for the same period in 2004. As Swiss Re's business is global, currency fluctuations can markedly affect the comparison of year-on-year reported figures.

The Property & Casualty Business Group reported premiums earned of CHF 6.8 billion, a decrease of 8% at constant exchange rates compared to the first half of 2004. This decrease is mainly due to diligent cycle management and lower demand for non-traditional products.

Premiums in the Life & Health Business Group were stable at CHF 5.0 billion compared to the first half of 2004. Adjusting for currency exchange effects, premiums increased by 3%, due to growth in Admin Re℠ business.

Consistent with the Property & Casualty Business Group portfolio, premiums for the Financial Services Business Group decreased by 8%, excluding currency exchange effects.

Net investment income was CHF 2.5 billion, compared to CHF 2.4 billion in the first half of 2004. This represents a 7% increase at constant exchange rates, reflecting the growth in the fixed income securities portfolio.

Net realised investment gains were CHF 0.5 billion in the first half of 2005, compared to CHF 0.7 billion in the first half of 2004.

Other revenues amounted to CHF 117 million, compared to CHF 140 million in the first half of 2004.

Trading revenues decreased to CHF 158 million from CHF 277 million during the same period last year, representing a 37% reduction at constant rates. This was mainly due to difficult market conditions in corporate finance and equity business in the second quarter of 2005 and to lower positive mark-to-market movements in the credit default swap portfolio.

Claims and claim adjustment expenses and life and health benefits decreased from CHF 11.0 billion to CHF 10.4 billion. Adjusted for currency exchange effects, the decrease was 2% and generally in line with the decrease in net premiums earned. All lines other than casualty performed well. The casualty line experienced a number of large claims but overall these were more than offset by other non-life lines. Life and health benefits increased due to the growth in the business.

Acquisition costs fell by 12% to CHF 2.7 billion in the first half of 2005 from CHF 3.1 billion in the same period last year. Adjusting for currency exchange effects, the decrease was 9%. The acquisition cost ratio decreased from 21.6% in the first half of 2004 to 20.5% in the first half of 2005.

Amortisation of goodwill fell by 5% compared to half year 2004. Adjusted for currency exchange effects, the decrease was 1%, reflecting the continued reduction of goodwill in the balance sheet.

Other operating costs and expenses were CHF 1.4 billion, a decrease of 2%. At constant exchange rates, costs increased 1%, mainly due to the Admin Re℠ acquisitions in the Life & Health Business Group and financing costs, largely offset by lower variable costs in the Financial Services Business Group's fee business.

The Group's effective tax rate was 27.0%, compared to 27.4% in the first half of 2004.

Net income was just below CHF 1.4 billion, compared to a net income of just above CHF 1.4 billion in the first half of 2004.

Net cash flows from operating activities were CHF 2.2 billion, down from CHF 3.7 billion in the first half of 2004, mainly attributable to lower premium volumes.

During the first half of 2005, shareholders' equity increased from CHF 19.2 billion at the end of 2004 to CHF 22.0 billion. The increase was mainly due to good earnings and currency exchange effects. Annualised return on equity was 13%, compared to 15.6% in the first half of 2004, which benefited from an especially benign period for large claims and higher capital gains.

Income reconciliation

CHF millions	First half 2004	**First half 2005**	Change in %
Business group operating income			
Property & Casualty	1 474	**1 149**	–22
Life & Health	633	**834**	32
Financial Services	359	**339**	–6
Total business groups' operating income	2 466	**2 322**	–6
Corporate Centre expenses	–165	**–174**	5
Items excluded from the business groups:			
Net realised investment gains	18	**32**	78
Amortisation of goodwill	–140	**–133**	–5
Other income/expenses	–193	**–194**	1
Net income before tax	1 986	**1 853**	–7

Net realised gains or losses on certain financial instruments, amortisation of goodwill and other income and expenses – such as indirect taxes, capital taxes and interest charges – have been excluded in the assessment of each business group's performance.

Investments

Despite a sustained low interest rate environment, Swiss Re's return on investments was a satisfactory 5.1%.

The investment portfolio grew by 16% in Swiss franc terms, from CHF 95.4 billion at year end 2004 to CHF 110.4 billion, mostly as a result of currency movements and strong operating cash flows. The shares of fixed income and equity securities were stable at 90% and 6%, respectively, of total investments at the end of the first half of 2005, compared with year end 2004.

Fixed income

Over recent months, bond returns have been determined largely by the flattening of the US yield curve. Monetary policy has remained unchanged in major economies, except in the US where the Federal funds rate has been raised. Although yields on long-term government bonds have risen in major economies over recent weeks, they still remain lower than at the beginning of the year, except in the US where intermediate treasury yields are higher than in January 2005.

Overall credit quality in Swiss Re's portfolio has remained high with 93% of corporate bonds in the fixed income portfolio rated investment grade. Towards the end of the first quarter, the Group sold USD 1 billion of mostly BBB-rated corporate bonds in North America, largely out of the life and health portfolios. Most of the proceeds went into higher-rated fixed income instruments, including mortgages, structured and quasi-government products.

CHF millions	First half 2004	**First half 2005**	Change in %
Net investment income	2 436	**2 517**	3
Fixed income	2 008	**2 159**	8
Equities	111	**113**	2
Other asset classes	553	**572**	3
Investment expenses	–236	**–327**	39
Thereof: Management expenses	–67	**–77**	15
Net realised investment gains	659	**521**	–21
Fixed income	47	**269**	>250
Equities	489	**159**	–67
Other asset classes	123	**93**	–24
Total	3 095	**3 038**	–2
Return on investments (annualised, in %)	5.8	**5.1**	

The Group extended durations for most of its managed fixed income accounts: the aggregate portfolio duration increased from 4.7 years at the end of 2004 to 5.1 years at the end of June 2005. In the US, the Group executed a significant duration adjustment during the first half of 2005 for non-life accounts. Early in the year duration was increased to take advantage of sharp rate rises and then long maturities sold in late April and May, thus reducing duration somewhat as rates fell again. European durations generally held steady, with a slight bias towards lengthening. The Group increased the longest and shortest duration segments at the expense of intermediates, effectively creating a barbell maturity structure. This allowed Swiss Re to take advantage of declining rates at the longer end of the yield curve.

Current investment income from fixed income securities increased by 12% at constant exchange rates to CHF 2.2 billion, from CHF 1.9 billion in the first half of 2004, reflecting growth in the portfolio. Net realised gains were CHF 269 million in the first half of 2005, compared to CHF 47 million in the same period in 2004, reflecting in particular the active duration management of the non-life portfolios and the repositioning of credit exposure in the life and health portfolios.

Equities

Swiss Re reduced its equity exposure shortly before year end 2004 to CHF 5.3 billion, anticipating a short-term market correction. The Group maintained its cautious stance early in the year, but then began rebuilding its exposure in May and June to CHF 6.6 billion at the end of June 2005 – taking advantage of an oversold market. Although Swiss Re continued to favour European and Asian markets, the Group increased its US exposure, especially in health care and technology stocks, as both sectors had significantly underperformed.

The Group realised net gains of CHF 159 million, compared to CHF 489 million in the first half of 2004.

Other asset classes
The private equity fund of funds, built up over the years, was again a strong contributor during the first half of 2005.

Investment expenses
Investment expenses increased from CHF 236 million to CHF 327 million, mainly due to the increase in interest credited to third parties.

Key events

21 January 2005
Swiss Re successfully completed its first securitisation of future profits from a portfolio of US life insurance policies (Queensgate transaction). The USD 245 million issue benefits Swiss Re by transferring insurance risk to the capital markets, thereby increasing capital efficiency.

14 April 2005
Swiss Re successfully transferred USD 362 million of mortality risk to the capital markets through the Vita Capital II programme. Swiss Re Capital Markets Corporation, acting as sole bookrunner, privately placed the securities with institutional investors.

2 June 2005
Swiss Re announced the alignment of its management structure to its strategic objectives. Focusing on profitable growth and the efficient use of capital, Swiss Re will be structured around three business functions: Products, Client Markets and Financial Services.

15 June 2005
Swiss Re hosted an Investors' day in New York. The Group disclosed details on its risk management approach, its asset-liability management and its very strong capital adequacy. Swiss Re also updated the investment community on its property and casualty business, which continues to generate good returns.

Property & Casualty Business Group

Combined ratio improved to 95.5% in the first half of 2005, from 96.1% in the first half of 2004, despite a higher level of large claims.

Key market and business developments

Competitive pressures in the primary insurance market increased as companies' balance sheets improved. Rates softened after several years of improvement. This was especially true in property, large industrial liability risks and directors' and officers' insurance. Windstorm rates increased, however, in areas affected by hurricanes and typhoons in 2004. Despite a softening market, original terms and conditions are generally holding firm.

In the reinsurance market, the profitability of the underlying business and the firm stance taken by reinsurers led to higher client retentions. Reinsurance capacity grew during the first half of 2005 as Bermudan companies attempted to diversify into casualty lines. Nevertheless, current business in most markets remained profitable, thanks to strong underwriting discipline. However, some industry players had to strengthen reserves for several liability classes written in previous underwriting years, especially pharmaceutical, medical malpractice, professional liability, and directors' and officers' cover.

Business group results

Operating income decreased to CHF 1.1 billion in the first half of 2005, due to a reduction in realised capital gains. While premium volumes declined, underwriting profit actually rose by CHF 14 million, reflecting improved underlying performance.

Premiums earned decreased by 8% at constant rates of exchange. Traditional business declined by 4%, while premiums from non-traditional business fell by 35% (CHF 278 million). The contraction in traditional business is in line with Swiss Re's renewal expectations. In Europe, the reduction in certain classes of liability business was due to Swiss Re's tight terms and conditions, and, in motor business, to lower demand given Swiss Re's prices. In the US, weakening rates led to the cancellation of some liability and workers' compensation business. Premiums earned from non-traditional business reduced sharply, due both to the expiration of a few large contracts and to a marked slowdown in general demand for these products.

Despite sustained low interest rates, net investment income remained stable. Realised gains decreased, mainly due to lower capital gains on equities driven by lower equity exposure.

The combined ratio continued its improvement by 0.6 percentage points to 95.5%, despite a higher level of large claims than in the exceptionally benign first half of 2004. Large claims from man-made events totalled CHF 412 million in 2005, compared to CHF 212 million in the first half of 2004. In both periods, the net impact of natural catastrophe claims was negligible. Underlying portfolio profitability increased as a result of the improved rates and terms and conditions introduced in previous years. All lines of business, except liability, performed well and more than compensated for higher claims in liability. In the liability line, the years 1998 to 2001 continue to show unsatisfactory development. However, the years 2002 through 2004 are developing well and are expected to contribute positively to future years' earnings. The acquisition cost ratio reduced slightly. The expense ratio increased by 0.5 percentage points to 5.1%, reflecting the reduction in premiums. Expenses in original currencies, however, were unchanged as costs in the business remain well controlled.

CHF millions	First half 2004	**First half 2005**	Change in %
Revenues			
Premiums earned	7 527	**6 757**	–10
Net investment income	691	**689**	0
Net realised investment gains	493	**156**	–68
Total revenues	8 711	**7 602**	–13
Expenses			
Claims and claim adjustment expenses	–5 191	**–4 607**	–11
Acquisition costs	–1 696	**–1 503**	–11
Other operating costs and expenses	–350	**–343**	–2
Total expenses	–7 237	**–6 453**	–11
Operating income	1 474	**1 149**	–22
Claims ratio (in %)	69.0	**68.2**	
Acquisition cost ratio (in %)	22.5	**22.2**	
Administration expense ratio (in %)	4.6	**5.1**	
Combined ratio (in %)	96.1	**95.5**	

Life & Health Business Group

Return on operating revenues increased to 9.5% in the first half of 2005, from 8.6% in the first half of 2004, following improved mortality experience.

Key market and business developments

In the US and the UK, sales of individual term assurance products declined in the first half of 2005. Over the same period the largest life markets in Europe showed healthy growth and are expected to accelerate, driven mainly by single premium savings products.

The Life & Health Business Group has substantially completed the integration of Swiss Re's two largest Admin Re^{SM} acquisitions to date: the individual life business of CNA and LAHC, both acquired in 2004. Swiss Re has established a proven track record in Admin Re^{SM}, having completed more than 40 individual deals since 1998, with a further CHF 57 million invested in the first half of 2005.

On 21 January 2005, Swiss Re completed its first USD 245 million securitisation of insurance and investment risks from five blocks of Admin Re^{SM} business (Queensgate transaction). By converting these risks into tradeable securities, Swiss Re has been able to securitise the present value of future profits, thereby monetising intangible assets. The transaction realised a deferred gain of CHF 68 million, of which CHF 6 million has been amortised into the operating results in the first half of 2005.

In April 2005, Swiss Re underwrote insurance-linked securities (ILS) from Vita Capital II, providing USD 362 million of extreme mortality protection by issuing notes as collateral against a loss event. Combined with Vita Capital Ltd issued in 2003, the two securities provide Swiss Re with a total of USD 762 million of cover against extreme mortality events, offering an attractive alternative to traditional retrocession.

Business group results

The operating result (excluding non-participating realised gains) increased from CHF 567 million in the first half of 2004 to CHF 628 million in the first half of 2005. At constant exchange rates the operating result grew 15%. The increase was driven by a significant improvement in the life result. The return on operating revenues improved from 8.6% in the first half of 2004 to 9.5% in 2005.

Operating revenues increased 4.5%, at constant rates of exchange, to CHF 6.6 billion. Total life operating revenues increased by 6.2% to CHF 5.4 billion, reflecting the contribution of the CNA and LAHC acquisitions. Total health operating revenues fell 2.5% to CHF 1.2 billion as exited lines of business continue to run off. The Queensgate transaction reduced operating revenues by 2.0%, as this business was effectively retroceded to the capital markets. Excluding the effects of this securitisation, underlying operating revenues grew by 6.7%.

Investment income increased by 5.5%, at constant rates of exchange, to CHF 1.6 billion, largely due to a higher volume of assets under management after the acquisitions of CNA and LAHC. This was partially offset by lower yields in the current low global interest rate environment.

The return on operating revenues for the life business increased from 8.3% in the first half of 2004 to 10.1%, primarily reflecting good US mortality experience.

The health business return on operating revenues was 6.8%, reflecting the large portion of exited lines with a lower return. The UK income protection business continues to produce good returns.

The management expense ratio rose from 5.0% to 5.7%, reflecting the increased proportion of Admin Re^{SM} business, which carries higher expenses associated with direct business.

CHF millions	First half 2004	**First half 2005**	Change in %
Revenues			
Premiums earned	5022	**4998**	0
Net investment income	1559	**1575**	1
Net realised investment gains – participating	0	**48**	
Operating revenues	6581	**6621**	1
Net realised investment gains – non-participating	66	**206**	212
Total revenues	6647	**6827**	3
Expenses			
Claims and claim adjustment expenses; life and health benefits	–4632	**–4654**	0
Acquisition costs	–1054	**–964**	–9
Other operating costs and expenses	–328	**–375**	14
Total expenses	–6014	**–5993**	0
Operating income	633	**834**	32
Operating result (excluding non-participating net realised investment gains)	567	**628**	11
Management expense ratio (in %)	5.0	**5.7**	
Return on operating revenues (in %)	8.6	**9.5**	

Financial Services Business Group

Operating income of CHF 339 million, reflecting continued good underwriting performance and higher investment results.

Business developments
Property rates continue to experience pressure, but overall pricing levels and terms and conditions remain at favourable levels. In casualty, changes in the Group's underwriting requirements for pharmaceutical accounts led to a significant reduction in premium volume.

Capital Management and Advisory experienced both lower client order volume and tight market conditions in its brokerage business in the first half of 2005 and reduced trading opportunities in the second quarter. Nevertheless, operating margins in the Financial Products segment remained satisfactory.

Business group results
The business group reported an operating income of CHF 339 million for the first half of 2005, a decrease of 6% compared to the first half of 2004. Adjusted for the effects of currency exchange, the operating income actually increased by 3%.

Premiums earned declined by 8% in original currencies, which reflects a continued strict approach to underwriting. Casualty in particular saw premiums reduced. Premiums were also lower in Credit Solutions, which is largely attributable to changes in estimates reported by cedents.

The total investment result increased by 15% to CHF 298 million.

Trading revenues, fees and commissions decreased by 19% excluding currency exchange effects. Capital Management and Advisory contributed total revenues of CHF 187 million, compared to CHF 305 million in the first half of 2004. The corporate finance and equity businesses continued to produce weak results in difficult market conditions. To avoid losses from market volatility, the Group lowered its exposure to market risk in the structured and traded credit products, thereby reducing potential revenues. Income from asset-backed securities and insurance-linked securities remained strong. Market value changes in credit default swaps contributed CHF 13 million, compared to CHF 43 million in the first half of 2004.

Claims and claim adjustment expenses were CHF 1.1 billion, which represents an improvement of 3% over the prior year, adjusting for currency exchange effects. This improvement was partly due to the release of claim reserves following certain favourable claims settlements. Claims experience remained favourable for aviation and credit, but was offset by a large property claim in the oil and gas sector and casualty claims.

Acquisition costs were lower than in the prior year, reflecting lower premiums as well as reductions in brokerage fees.

Operating costs decreased by more than 13%, after adjustment for currency exchange effects. This is due to significantly lower variable compensation costs in the fee business and continued effective cost control across the business group.

The combined ratio for the traditional premium business was 94.9%, compared to 94.2% during the same period in the prior year, and is in line with the target of 95%.

The fee business produced a return on total revenues of 12.5%, which is lower than last year's margin, and reflects the challenging market conditions in the second quarter of 2005.

CHF millions	First half 2004	**First half 2005**	Change in %
Revenues			
Premiums earned	1 593	**1 420**	−11
Net investment income	178	**219**	23
Net realised investment gains	82	**79**	−4
Trading revenues, fees and commissions	470	**356**	−24
Total revenues	2 323	**2 074**	−11
Expenses			
Claims and claim adjustment expenses	−1 174	**−1 095**	−7
Acquisition costs	−306	**−233**	−24
Operating costs	−484	**−407**	−16
Total expenses	−1 964	**−1 735**	−12
Operating income	359	**339**	−6
Premium business			
Combined ratio, traditional business (in %)	94.2	**94.9**	
Fee business			
Return on total revenues excluding proprietary asset management (in %)	18.3	**12.5**	

Outlook

The Property & Casualty Business Group remains committed to its well-established cycle management procedures and active portfolio selection on the basis of risk-adjusted returns on equity. Maintaining strict underwriting discipline will allow Swiss Re to meet its price adequacy targets, but it will also cause premiums earned from traditional business to continue to be lower in 2005 than in 2004. Despite these pressures, volumes are continuing to grow in the emerging markets, particularly in Asia. Regarding non-traditional business, Swiss Re expects the current lower level of demand to persist for the rest of 2005. Assuming a normal level of large claims, the combined ratio for 2005 is expected to be at or below 96%.

The Life & Health Business Group anticipates that margins at Swiss Re's pricing levels will continue to be attractive, although short-term growth will remain modest in the mature markets of the US and UK. Swiss Re maintains its strategy of investing in Admin Re℠ opportunities globally, provided these meet profitability requirements. Overall, the Life & Health Business Group expects to meet its return on operating revenues target of 9% in 2005.

The Financial Services Business Group expects premium volume to stabilise during the second half of the year in comparison to the same period in 2004 but this will not compensate for the reduction experienced due to the stricter underwriting measures introduced in the first half of 2005. Property renewals will continue to be under some pricing pressure, while casualty, aviation and credit business should perform satisfactorily. The fee business is focused on its long-term objective of improving returns and making more efficient use of the balance sheet through securitisation. The business group expects to meet its profitability targets, but results in the fee business may be volatile as the Group responds to market changes in risk and liquidity.

In the US, Swiss Re expects interest rates to continue to rise, whereas in Continental Europe, the UK and Japan the Central Banks are likely to keep interest rates on hold for the rest of the year. The Group remains positive about equities. Swiss Re will closely follow markets to be ready to change its exposure as appropriate.

Overall for 2005, Swiss Re expects good operating performance from all of its businesses. Subject to normal business development for the remainder of 2005, the Group anticipates earnings per share growth and return on equity to be in line with its over the cycle targets of 10% and 13%, respectively.

Income statement (unaudited)

For the first half ended 30 June

CHF millions	Notes	2004	2005
Revenues			
Premiums earned	11	14142	**13175**
Net investment income	2	2436	**2517**
Net realised investment gains	2	659	**521**
Trading revenues	2	277	**158**
Other revenues		140	**117**
Total revenues		17654	**16488**
Expenses			
Claims and claim adjustment expenses	11	−6365	**−5702**
Life and health benefits	11	−4632	**−4654**
Acquisition costs	11	−3056	**−2700**
Amortisation of goodwill	4	−140	**−133**
Other operating costs and expenses		−1475	**−1446**
Total expenses		−15668	**−14635**
Income before income tax expense		1986	**1853**
Income tax expense		−545	**−500**
Net income		1441	**1353**
Earnings per share in CHF			
Basic	7	4.66	**4.37**
Diluted	7	4.56	**4.18**

The accompanying notes are an integral part of the Group financial statements.

Balance sheet (unaudited)

Assets

CHF millions	Notes	31.12.2004	30.06.2005
Investments	2, 3		
Fixed income securities:			
Available-for-sale, at amortised cost (fair value: 2004: 77 376; 2005: 86 572)		75 273	**82 902**
Trading, at fair value		2 191	**2 993**
Equity securities:			
Available-for-sale, at fair value (cost: 2004: 4 586; 2005: 5 726)		4 959	**6 221**
Trading, at fair value		302	**349**
Mortgages and other loans		6 361	**7 107**
Investment real estate		1 699	**1 713**
Short-term investments, at amortised cost, which approximates fair value		2 412	**6 468**
Other invested assets		2 207	**2 628**
Assets held for linked liabilities	2	12 619	**13 975**
Total investments		108 023	**124 356**
Cash and cash equivalents		9 504	**6 819**
Accrued investment income		1 295	**1 332**
Premiums and other receivables		9 652	**13 182**
Reinsurance recoverable on unpaid claims and policy benefits	11	6 315	**9 347**
Funds held by ceding companies		15 051	**15 014**
Deferred acquisition costs	5, 11	4 875	**5 713**
Acquired present value of future profits	5	6 736	**7 066**
Goodwill	4	2 482	**2 565**
Income taxes recoverable		683	**629**
Financial services assets		15 627	**20 062**
Other assets		4 197	**5 459**
Total assets		184 440	**211 544**

The accompanying notes are an integral part of the Group financial statements.

The Group has revised the classification between certain balance sheet categories as described in Note 1, and adjusted the comparative balance sheet positions.

Liabilities and shareholders' equity

CHF millions	Notes	31.12.2004	30.06.2005
Liabilities			
Unpaid claims and claim adjustment expenses	11	61 619	**67 268**
Liabilities for life and health policy benefits	11	43 239	**48 614**
Provisions for linked liabilities		12 629	**13 995**
Unearned premiums	11	5 748	**8 656**
Funds held under reinsurance treaties		8 620	**9 820**
Reinsurance balances payable		4 139	**4 856**
Income taxes payable		877	**1 066**
Deferred income taxes		2 016	**2 230**
Financial services liabilities		15 695	**20 106**
Short-term debt		693	**1 197**
Accrued expenses and other liabilities		4 692	**6 829**
Long-term debt	6	5 296	**4 925**
Total liabilities		165 263	**189 562**
Shareholders' equity			
Common stock, CHF 0.10 par value;			
2004: 322 066 174; 2005: 322 070 439 shares authorised and issued		32	**32**
Additional paid-in capital		5 833	**5 829**
Treasury shares		−225	**−227**
Accumulated other comprehensive income:			
Net unrealised investment gains, net of deferred tax		377	**540**
Foreign currency translation		−2 650	**−858**
Total accumulated other comprehensive income		−2 273	**−318**
Retained earnings		15 810	**16 666**
Total shareholders' equity		19 177	**21 982**
Total liabilities and shareholders' equity		184 440	**211 544**

The accompanying notes are an integral part of the Group financial statements.

Statement of shareholders' equity (unaudited)
Statement of comprehensive income (unaudited)

Statement of shareholders' equity

CHF millions	Common stock	Additional paid-in capital	Treasury shares	Net unrealised gains/losses, net of tax	Foreign currency translation	Retained earnings	Reserve for own shares	Total
Balance as of 31 December 2003	32	5821		401	–1426	13573	110	18511
Net income						2475		2475
Change in unrealised gains/losses on securities, net				–24				–24
Change in foreign currency translation					–1 224			–1 224
Dividends						–341		–341
Purchase/sale of treasury shares		12	–131					–119
Additional minimum liability, net						20		20
Change in accounting policy			–94			83	–110	–121
Balance as of 31 December 2004	32	5833	–225	377	–2650	15810	0	19177
Net income						1 353		1 353
Change in unrealised gains/losses on securities, net				163				163
Change in foreign currency translation					1 792			1 792
Dividends						–497		–497
Purchase/sale of treasury shares		–4	–2					–6
Balance as of 30 June 2005	**32**	**5829**	**–227**	**540**	**–858**	**16666**	**0**	**21982**

The accompanying notes are an integral part of the Group financial statements.

Statement of comprehensive income

For the first half ended 30 June

CHF millions	*2004*	***2005***
Net income	1 441	**1 353**
Other comprehensive income:		
Change in foreign currency translation	–10	**1 792**
Change in unrealised gains/losses, net of tax	–92	**163**
Comprehensive income	1 339	**3 308**

The accompanying notes are an integral part of the Group financial statements.

Statement of cash flow (unaudited)

For the first half ended 30 June

CHF millions	2004	2005
Cash flows provided/used by operating activities		
Net income	1 441	**1 353**
Adjustments to reconcile net income to net cash provided/used by operations:		
Depreciation, amortisation and other non-cash items	637	**425**
Net realised investment gains	–659	**–521**
Change in technical provisions, net	3 337	**3 540**
Change in reinsurance receivables and funds held by ceding companies	–589	**–3 103**
Change in other assets and liabilities	–610	**–51**
Change in income taxes payable/recoverable	386	**414**
Income from equity-accounted investments, net of dividends received	55	**–3**
Change in financial services assets and liabilities	–285	**166**
Net cash provided/used by operating activities	3 713	**2 220**
Cash flows provided/used by investing activities		
Fixed income securities:		
Proceeds from sale/maturities of investments	16 877	**26 006**
Purchase of investments	–21 874	**–26 398**
Net purchase/sale/maturities of short-term investments	–2 148	**–3 531**
Equity securities:		
Proceeds from sale of investments	3 289	**1 745**
Purchase of investments	–3 803	**–2 587**
Cash paid/received for acquisitions/disposals and reinsurance transactions, net	–854	**240**
Other investments, net	168	**–229**
Net cash provided/used by investing activities	–8 345	**–4 754**
Cash flows provided/used by financing activities		
Issuance of long-term debt		**35**
Issuance/repayment of short-term debt, net	–341	**–212**
Purchase/sale of treasury shares, net	27	**–6**
Dividends paid	–341	**–497**
Net cash provided/used by financing activities	–655	**–680**
Total net cash provided/used	–5 287	**–3 214**
Effect of foreign currency translation	141	**529**
Change in cash and cash equivalents	–5 146	**–2 685**
Cash and cash equivalents as of 1 January	12 251	**9 504**
Cash and cash equivalents as of 30 June	7 105	**6 819**

The accompanying notes are an integral part of the Group financial statements.

The Group has revised the classification between cash and cash equivalents and short-term investments as described in Note 1, and adjusted the comparative balance sheet positions.

1. Organisation and summary of significant accounting policies

Nature of operations

The Swiss Re Group, which is headquartered in Zurich, Switzerland, comprises Swiss Reinsurance Company (the parent company, referred to as "Swiss Re Zurich") and its subsidiaries (collectively, the "Swiss Re Group" or the "Group"). The Group provides reinsurance and other related products and services to insurance companies, clients and others worldwide, through a network of more than 70 offices in over 30 countries as well as through reinsurance brokers.

Basis of presentation

The interim Group financial statements have been prepared in accordance with Swiss GAAP FER. These interim financial statements should be read in conjunction with the Swiss Re Group financial statements for the year ended 31 December 2004.

Use of estimates in the preparation of financial statements

The preparation of financial statements requires management to make significant estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as well as the related disclosure including contingent assets and liabilities. The Swiss Re Group's liabilities for unpaid claims and claim adjustment expenses and policy benefits for life and health include estimates for premium, claim and benefit data not received from ceding companies at the date of the financial statements. In addition, the Group uses certain financial instruments and invests in securities of certain entities for which exchange trading does not exist. The Group determines these estimates on the basis of historical information, actuarial analyses, financial modelling and other analytical techniques. Actual results could differ significantly from the estimates described above.

Foreign currency

Currency exchange rates in CHF per 100 units of foreign currency are as follows:

		31 December 2004 Closing rate	First half 2004 Average rate	**30 June 2005 Closing rate**	**First half 2005 Average rate**
Australian dollar	AUD	89.14	94.26	**97.65**	**92.60**
British pound	GBP	218.31	230.75	**229.63**	**224.88**
Canadian dollar	CAD	94.91	94.77	**104.59**	**96.93**
Euro	EUR	154.55	155.67	**155.10**	**154.66**
Japanese yen	JPY	1.11	1.17	**1.16**	**1.13**
South African rand	ZAR	20.18	18.89	**19.20**	**19.44**
US dollar	USD	113.71	126.68	**128.11**	**119.78**

Balance sheet classifications

The Group has revised the classification between cash and cash equivalents and short-term investments. Treasury bills with remaining maturity at the date of acquisition which did not exceed three months and certain short-term investments in money market funds were reclassified from short-term investments to cash and cash equivalents. The reclassifications do not impact net income or shareholders' equity.

The Group has revised the classification of amounts between unpaid claims and claim adjustment expenses, funds held under reinsurance treaties, funds held by ceding companies and reinsurance balances payable. The comparative balances in 2004 have been revised accordingly. The reclassifications do not impact net income or shareholders' equity.

2. Investments

Investment income

Net investment income by source for the half years ended 30 June was as follows:

CHF millions	2004	2005
Fixed income securities	1 698	**1 819**
Equity securities	111	**113**
Mortgages and other loans	285	**292**
Investment real estate	57	**61**
Short-term investments	25	**48**
Other current investments	33	**40**
Equity in earnings of equity-accounted investments	–14	**14**
Cash and cash equivalents	42	**107**
Deposits with ceding companies	435	**350**
Gross investment income	2 672	**2 844**
Less investment expenses	–236	**–327**
Net investment income	2 436	**2 517**

Dividends from investments accounted for using the equity method were CHF 41 million and CHF 11 million in 2004 and 2005, respectively. The Group has refined the classification of expenses mainly related to real estate and to deposits with ceding companies. The figures for the half year ended 30 June 2004 were adjusted accordingly. The Group has revised the classification between cash and cash equivalents and short-term investments (see Note 1). The figures for the half year ended 30 June 2004 were adjusted accordingly. The changes do not affect net investment income.

Realised gains and losses

Realised gains and losses for fixed income, equity securities and other investments for the half years ended 30 June were as follows:

CHF millions	2004	2005
Fixed income securities:		
Gross realised gains	175	**409**
Gross realised losses	–104	**–128**
Equity securities:		
Gross realised gains	543	**231**
Gross realised losses	–57	**–6**
Net realised gains on other investments	133	**76**
Value readjustments	7	**17**
Value adjustments	–38	**–78**
Net realised investment gains	659	**521**

Realised gains and losses do not include the change in market value of trading activities of the Financial Services Business Group and the change in market value of derivative financial instruments classified as cash flow hedges.

Trading revenues

Trading revenues generated by the trading activities of the Financial Services Business Group for the half years ended 30 June were as follows:

CHF millions	2004	2005
Gross trading revenues	478	**411**
Interest expense	–201	**–253**
Trading revenues	277	**158**

Investments by original currency

The Group's investment portfolio at carrying value is comprised of concentrations in the following major currencies:

31 December 2004 CHF millions	USD	EUR	GBP	CAD	CHF	Other	Total
Fixed income securities	43732	16584	9113	4503	295	3237	77464
Equity securities	829	1143	911	71	1021	1286	5261
Mortgages/other loans	4789	1189	8	18	354	3	6361
Assets held for linked liabilities	937	436	11130		77	39	12619
Other	3148	1268	645	169	1047	41	6318
Total	53435	20620	21807	4761	2794	4606	108023

30 June 2005 CHF millions	USD	EUR	GBP	CAD	CHF	Other	Total
Fixed income securities	51455	17727	8426	4435	369	3483	85895
Equity securities	1558	1675	903	83	803	1548	6570
Mortgages/other loans	5479	1231	8	21	367	1	7107
Assets held for linked liabilities	1081	494	12275		88	37	13975
Other	6492	1259	699	1313	1003	43	10809
Total	**66065**	**22386**	**22311**	**5852**	**2630**	**5112**	**124356**

The Group has revised the classification between cash and cash equivalents and short-term investments (see Note 1). As of 31 December 2004 the figures for the category "other" were adjusted accordingly.

Mortgages, loans and real estate

As of 31 December 2004 and 30 June 2005, investments in mortgages and other loans and real estate comprised the following:

CHF millions	31 December 2004 Carrying value	31 December 2004 Fair value	**30 June 2005** Carrying value	**30 June 2005** Fair value
Mortgages and other loans	6361	6361	**7107**	**7107**
Investment real estate	1699	2569	**1713**	**2599**

As of 31 December 2004 and 30 June 2005, the Group's investment in mortgages and other loans included CHF 192 million and CHF 204 million, respectively, of loans due from employees and CHF 404 million and CHF 407 million, respectively, due from officers. These loans generally consist of mortgages offered at variable and fixed interest rates.

The Group's investment in mortgages and other loans included CHF 1 119 million and CHF 1 160 million of mortgage participations associated with investment contracts as of 31 December 2004 and 30 June 2005, respectively. Contract holders bear the investment risk related to mortgage participations. Fair value for other loans is considered to be equal to carrying value.

Depreciation expense related to income-producing properties was CHF 18 million and CHF 19 million for the half years ended 30 June 2004 and 2005, respectively. Accumulated depreciation on investment real estate totalled CHF 566 million and CHF 583 million as of 31 December 2004 and 30 June 2005, respectively.

Substantially all mortgages and other loans receivable are secured by buildings, land or the underlying policies. The ultimate collectibility of the receivables is evaluated regularly and an appropriate allowance for uncollectible amounts is established.

Development of real estate and investments in affiliated companies

CHF millions	2004 Investment real estate	2004 Affiliated companies	First half 2005 Investment real estate	First half 2005 Affiliated companies
Balance as of 1 January	1 646	618	**1 699**	**595**
Effect of foreign currency translation	–17	–11	**33**	**17**
Depreciation	–36		**–19**	
Additions/sales/interest in equity	25	–11	**–13**	**–21**
Realised gains/losses	81	–1	**13**	
Balance as of period end	1 699	595	**1 713**	**591**

Assets held for linked liabilities

Assets held for linked liabilities by asset category were as follows:

CHF millions	31 December 2004	30 June 2005
Equity securities trading	8 857	**9 839**
Equity accounted investments	1 341	**1 380**
Other	2 421	**2 756**
Assets held for linked liabilities	12 619	**13 975**

Other includes fixed income securities trading, separate account assets, and other assets. The fair value of assets held for linked liabilities was CHF 12 629 million and CHF 13 995 million as of 31 December 2004 and 30 June 2005, respectively.

In the half year ended 30 June 2005, the assets held for linked liabilities generated net realised gains of CHF 467 million and net investment income of CHF 371 million. The investment return of the assets is debited or credited against the change in policyholder liability.

Cash and cash equivalents

Cash and cash equivalents include short-term deposits with a carrying value of CHF 7 236 million and CHF 4 789 million as of 31 December 2004 and 30 June 2005, respectively. The Group has revised the classification between cash and cash equivalents and short-term investments as described in Note 1.

3. Derivative financial instruments

The Group uses a variety of derivative financial instruments including swaps, options, forwards, credit derivatives and exchange-traded financial futures in its trading and hedging strategies, in line with the Group's overall risk management strategy. The objectives include managing exposure to price, foreign currency and/or interest rate risk on planned or anticipated investment purchases, existing assets or liabilities, as well as locking in attractive investment conditions for future available funds.

The fair values represent the gross carrying value amounts at the reporting date for each class of derivative contract held or issued by the Group. The fair values are not an indication of credit risk, as many over-the-counter transactions are contracted and documented under ISDA master agreements or their equivalent. Management believes that such agreements provide for legally enforceable set-off in the event of default, which substantially reduces credit exposure.

The maximum potential loss assuming non-performance by all counterparties, and based on the market replacement cost at 31 December 2004 and 30 June 2005, approximated CHF 2 479 million and CHF 2 780 million, respectively. These values are net of amounts offset pursuant to rights of set-off and qualifying master netting arrangements with various counterparties.

The fair value of derivatives outstanding at 31 December 2004 and 30 June 2005 is as follows:

CHF millions	Positive fair value	Negative fair value	31 December 2004 Carrying value assets/liabilities	Positive fair value	Negative fair value	30 June 2005 Carrying value assets/liabilities
Interest rate contracts						
Forwards and futures	10	–3	7		**–9**	**–9**
Options				**3**	**–1**	**2**
Swaps	2 280	–2 312	–32	**3 321**	**–3 348**	**–27**
Total	2 290	–2 315	–25	**3 324**	**–3 358**	**–34**
Equity and index contracts						
Forwards and futures	14	–4	10	**32**	**–8**	**24**
Options	1 128	–1 673	–545	**1 568**	**–2 136**	**–568**
Total	1 142	–1 677	–535	**1 600**	**–2 144**	**–544**
Foreign currency						
Swaps	2 195	–1 987	208	**1 684**	**–1 550**	**134**
Total	2 195	–1 987	208	**1 684**	**–1 550**	**134**
Other derivatives						
Credit derivatives	510	–438	72	**777**	**–636**	**141**
Weather derivatives	61	–53	8	**123**	**–142**	**–19**
Other	69	–256	–187	**23**	**–200**	**–177**
Total	640	–747	–107	**923**	**–978**	**–55**
Total derivative financial instruments	6 267	–6 726	–459	**7 531**	**–8 030**	**–499**

The Group has refined the definition of contract value, previously referred to as notional or contractual amounts. The amounts as per 31 December 2004 have been adjusted accordingly, increasing the contract values for other derivatives by CHF 28 665 million and leaving the remaining categories unchanged. The contract values of derivatives represent the total amounts of the underlying transactions and are not a quantification of market risk or credit risk. Contract amounts are used to calculate contractual cash flows to be exchanged and are not paid or received, except for certain contracts such as currency swaps. These amounts are the sum of all outstanding positions, therefore inflating the contract values, in particular in the trading books containing a considerable proportion of offsetting positions. The contract amounts of derivatives at 31 December 2004 and 30 June 2005 are CHF 664 003 million and CHF 841 464 million, respectively. Of these amounts CHF 461 074 million and CHF 541 732 million are interest instruments, CHF 62 158 million and CHF 64 930 million are currency instruments and the remaining CHF 140 771 million and CHF 234 802 million are other derivatives.

4. Goodwill

During the half years ended 30 June 2004 and 2005, goodwill of CHF 140 million and CHF 133 million, respectively, was amortised.

As of 31 December 2004 and 30 June 2005, the balance of accumulated goodwill amortisation was CHF 1 570 million and CHF 1 853 million, respectively.

The Group systematically amortises goodwill over periods up to 20 years depending on specific factors. The amount charged in any one year can vary due to foreign exchange and other factors. Despite this, goodwill is amortised within the originally determined periods.

5. Deferred acquisition costs (DAC) and acquired present value of future profits (PVFP)

CHF millions	2004 DAC	2004 PVFP	**First half 2005** DAC	**First half 2005** PVFP
Balance as of 1 January	4754	5952	**4875**	**6736**
Deferred	4844		**2357**	
Effect of acquisitions and disposals		1470		**–195**
Amortisation	–4501	–395	**–1932**	**–186**
Effect of foreign currency translation	–222	–507	**413**	**711**
Change in accounting policy		216		
Balance as of period end	4875	6736	**5713**	**7066**

Retroceded DAC and PVFP may arise on retrocession of reinsurance portfolios, including reinsurance undertaken as part of a securitisation. The associated potential retrocession recoveries are determined by the nature of the retrocession agreements and by the terms of the securitisation.

6. Debt

The Group enters into long- and short-term debt arrangements to obtain funds for general corporate use and specific transaction financing. The Group defines long-term debt as debt having a maturity at the balance sheet date of greater than one year. The Group's long-term debt as of 30 June 2005 was as follows:

Long-term debt

Senior debt

Maturity	Instrument	Issued in	Currency	Nominal in millions	Interest rate	Book value in CHF millions
2006	EMTN (Floating Rate Bond)	2003	CHF	50	3M Libor + 2bp	50
2006	Bank Loan	2003	USD	100	3M Libor + 3bp	128
2006	Private Placement	2001	CHF	100	3.25%	100
2006	Insurance-linked Placements	2003	USD	47	Various	61
2007	Trust-preferred Stock (Trups)[1]	1997	USD	42	8.72%	64
2007	Insurance-linked Placements	2003	USD	15	Various	19
2007	Straight Bond	1997	CHF	500	3.75%	500
2007	Mandatory Convertible Bond	2004	EUR	672	6.13%	1 026
2007	EMTN	2005	GBP	30	3M Libor + 1bp	74
2008	Private Placement (step-up)	2001	CHF	100	3.60%	100
2008	EMTN	2005	GBP	90	3M Libor + 5bp	207
2009	EMTN (Index-linked Notes)	2002	EUR	10	Index	16
2009	3 EMTN	2004	EUR	20	Various	31
2009	EMTN	2004	JPY	5 000	0.81%	58
2009	EMTN	2005	JPY	3 000	0.41%	35
2009	3 EMTN (Zero coupon Notes)	2004	USD	54	Various	59
2010	EMTN (Amortising Bond)	2003	GBP	50	4.38%	115
2010	EMTN	2005	CZK	300	2.88%	15
2010	EMTN	2005	CHF	625	Various	625
2013	Private Placement	2003	NZD	400	7.84%	356
2013	EMTN (Index-linked Notes)	2001	USD	10	Index	13
2015	EMTN (Straight Bond)	2001	CHF	150	4.00%	150
2017	Credit-linked Note	2000	USD	10	Various	12
Various	CAD Cash Collateral	2004	CAD	560	Various	587
Various	Payment Undertaking Agreements	2000	USD	142	Various	232
Various	Payment Undertaking Agreements	2001	USD	100	Various	168
Various	Payment Undertaking Agreements	2002	USD	536	Various	803
Various	Payment Undertaking Agreements	2003	USD	180	Various	277
Various	Payment Undertaking Agreements	2004	USD	45	Various	64
Total senior debt as of 30 June 2005						**5 945**
Total senior debt as of 31 December 2004						5 436

[1] Assumed in the acquisition of Life Re Corporation

Senior debt as reported above is comprised of the following components:

CHF millions	31 December 2004	**30 June 2005**
Senior financial debt	2 064	**1 912**
Senior operational debt	3 372	**4 033**
Total	5 436	**5 945**

Subordinated debt

Maturity	Instrument	Issued in	Currency	Nominal in millions	Interest rate...	...to first reset in	Book value in CHF millions
2021	Convertible Bond	2001	USD	1 150	3.25%	2011	1 450
–	Subordinated Perpetual Loan	1998	DEM	340	6M Libor + 40bp	2008	270
–	Subordinated Perpetual Loan	1998	DEM	400	5.71%	2008	317
–	Subordinated Perpetual Loan	1998	CHF	300	6M Libor + 37.5bp	2008	300
–	Subordinated Perpetual Loan	1998	DEM	110	6M Libor + 45bp	2010	87
–	Subordinated Perpetual Bond (SUPERBs)	1999	CHF	600	3.75%	2011	589
Total subordinated financial debt as of 30 June 2005							**3 013**
Total subordinated financial debt as of 31 December 2004							3 232

Total financial debt reported in the financial statements as long-term debt is comprised of the following components:

CHF millions	31 December 2004	**30 June 2005**
Senior financial debt	2 064	**1 912**
Subordinated financial debt	3 232	**3 013**
Total	5 296	**4 925**

Swiss Re uses long-term debt to finance general corporate purposes but also to fund "Financial services assets and liabilities" (funded business). "Financial services assets and liabilities" are structured with the intention of creating assets and liabilities that generate offsetting foreign exchange and interest rate risks. Long-term debt that is strictly used for funded business is classified as operational debt and is included in financial services liabilities. Operational debt is generally excluded from financial leverage calculations.

Interest expense on long-term debt

Interest expense on long-term debt for the half years ended 30 June 2004 and 2005, respectively, was as follows:

CHF millions	First half 2004	**First half 2005**
Senior financial debt	32	**55**
Senior operational debt	58	**73**
Subordinated financial debt	55	**61**
Total	145	**189**

In March 2005, the Group issued under the EMTN programme GBP 30 million, due in March 2007, bearing interest at a floating rate of three month Sterling Libor + 1 basis point (bp) and CZK (Czech Republic Crowns) 300 million, due in March 2010, with a fixed interest rate of 2.875%.

In April 2005, the Group issued under the EMTN programme CHF 600 million with a five year maturity and a coupon of 2% and in May CHF 25 million with a five year maturity and a coupon of 1.765%.

In June 2005, the Group issued under the EMTN programme GBP 90 million with a three year maturity and a coupon of three month Libor + 5 bp and a further JPY 3 000 million with a four year maturity and a coupon of 0.41%.

7. Shareholders' equity

All of the Group's reinsurance companies prepare statutory financial statements based on local laws and regulations. Most jurisdictions require reinsurers to maintain a minimum amount of capital in excess of a statutory definition of net assets or maintain certain minimum capital and surplus levels. In addition, some jurisdictions place certain restrictions on amounts that may be loaned or transferred to the parent company.

Share data

CHF millions (except share data)	First half 2004	**First half 2005**
Basic earnings per share		
Income available to common shares	1 441	**1 353**
Weighted average common shares outstanding	309 454 373	**309 608 975**
Net income per share in CHF	4.66	**4.37**
Effect of dilutive securities		
Change in income available to common shares due to convertible bonds	15	**35**
Change in average number of shares due to convertible bonds and employee options	9 868 771	**22 475 414**
Diluted earnings per share		
Income available to common shares assuming debt conversion and exercise of options	1 456	**1 388**
Weighted average common shares outstanding	319 323 144	**332 084 389**
Net income per share in CHF	4.56	**4.18**

In the second half of 2004 Swiss Re purchased 9 236 800 call options to offset the exposure to deliver Swiss Re shares under the Convertible bond issued in 2001.

8. Benefit plans

Defined benefit pension plans and post-retirement benefits

The Group sponsors various funded defined benefit pension plans covering the majority of its worldwide operations. Employer contributions to the plans are charged to income on a basis which recognises the costs of pensions over the expected service lives of employees covered by the plans. The Group's funding policy for these plans is to contribute annually at a rate that is intended to maintain a level percentage of compensation for the employees covered. A full valuation is prepared at least every three years.

The Group also provides certain health-care and life insurance benefits for retired employees and their dependants. Employees become eligible for these benefits when they become eligible for pension benefits.

Components of net periodic benefit cost

The components of pension and post-retirement cost for the half years ended 30 June 2004 and 2005, respectively, were as follows:

	Swiss plans pension benefits		Foreign plans pension benefits		Other benefits	
CHF millions	2004	**2005**	2004	**2005**	2004	**2005**
Service cost (net of participant contributions)	44	**46**	24	**26**	19	**14**
Interest cost	43	**45**	32	**44**	12	**10**
Expected return on assets	–57	**–57**	–27	**–38**		
Amortisation of:						
Net gain/loss	11	**14**	6	**8**	1	**–1**
Prior service cost	2	**2**	1	**1**	–2	**–4**
Transition obligation/asset	–13	**–6**				
Effect of settlement, curtailment and termination	3	**3**	1			
Net periodic benefit cost	33	**47**	37	**41**	30	**19**

Employer contributions

As of 30 June 2005, the Group contributed CHF 62 million to its defined benefit plans and CHF 7 million to other post-retirement plans, compared to CHF 58 million and CHF 6 million in 2004, respectively.

The expected 2005 contributions to the defined benefit plans, revised as of 30 June 2005 for latest information, amount to CHF 190 million (31 December 2004: CHF 170 million). The expected contributions to the other post-retirement plans are unchanged at CHF 13 million.

Defined contribution pension plans

The Group sponsors a number of defined contribution plans to which employees and the Group make contributions. The accumulated balances are paid as a lump sum at the earlier of retirement, termination, disability or death.

9. Stock compensation plans

The Group does not recognise compensation expense at fair value for the fixed option plan. If compensation expense had been recognised at fair value, the Group's net income and earnings per share for the half years ending 30 June 2004 and 2005 would approximate the pro-forma amounts in the following table:

CHF millions	First half 2004	**First half 2005**
Net income, as reported	1 441	**1 353**
Less: total stock-based employee compensation expense determined under the fair value method, net of related tax effects	–18	**–16**
Pro-forma net income	1 423	**1 337**
Earnings per share		
Basic – as reported	4.66	**4.37**
Basic – pro-forma	4.60	**4.32**
Diluted – as reported	4.56	**4.18**
Diluted – pro-forma	4.50	**4.13**

In the second half of 2004 Swiss Re purchased 9 236 800 call options to offset the exposure to deliver Swiss Re shares under the Convertible bond issued in 2001.

10. Commitments and contingent liabilities

As of 31 December 2004 and 30 June 2005, the Group had outstanding guarantees of CHF 13 650 million and CHF 15 564 million, respectively.

As of 30 June 2005, CHF 14 319 million (31 December 2004: CHF 12 242 million) were guarantees on all present and future obligations in respect of Sale & Repurchase Agreements or Global Master Securities Lending Agreements, with expiry dates up to 2036. CHF 1 245 million (31 December 2004: CHF 1 408 million) were guarantees issued to third parties in respect of obligations of a number of subsidiaries of the Group with varying expiry dates.

The Group enters into a number of guarantees, limited by the underlying business, with purchasers of former Group entities, regulators and others, with varying terms in the ordinary course of business.

11 September 2001

The Group directly underwrote approximately 25% of the excess coverage for the USD 3.5 billion in first party insurance obtained by the lessees of the World Trade Center.

After the destruction of the World Trade Center the Group initiated litigation against the lessees, its lenders and the Port Authority of New York and New Jersey in the United States District Court for the Southern District of New York to obtain a declaration of the Group's rights and obligations with respect to all parties in interest. The defendants filed counterclaims and joined other insurers in the lawsuit.

On 3 May 2004, a jury found that the Group had bound coverage on a policy form under which, according to a previous court decision, the insureds may recover from Swiss Re a maximum of Swiss Re's 25% share of the USD 3.5 billion policy limit. As a result, the Group's exposure for claims related to the attack on the World Trade Center remains consistent with the existing loss estimates. The court denied the defendants' post-verdict motions seeking to set aside the verdict. The defendants then filed a notice of appeal, which is scheduled to be heard by the appellate court on or after 23 January 2006.

11. Information on business segments

The Group provides reinsurance and financial services throughout the world through three business groups, which are determined by the current organisational structure. These are the Property & Casualty Business Group; the Life & Health Business Group; and the Financial Services Business Group, which includes the Risk Solutions, Credit Solutions, Capital Management and Advisory and Asset Management business sectors. The Corporate Centre provides direction and Group-wide support to the business groups.

The main expenses excluded from the measurement of segments are goodwill amortisation, interest expenses, indirect taxes and income taxes.

Net investment income and realised investment gains are allocated to the business groups based on the net investment income and realised investment gains of the legal entities that are operated by these business groups. Where one entity is utilised by two or more business groups, the net investment income and realised investment gains are allocated to these business groups using technical reserves and other information as a key for the allocation. The Financial Services Business Group provides investment management services to the other business groups, and includes the fees charged in net investment income. These fees are based on service contracts.

The Financial Services Business Group provides structuring support for certain transactions, for example insurance-linked securities, issued on behalf of the business groups. The Financial Services Business Group includes the fees charged in net investment income. The business groups provide origination services for certain transactions underwritten and accounted for within another business group. The commissions are included in acquisition costs.

The Financial Services Business Group presents certain income statement items in a different format to the Group. These items are reclassified to the Group income statement format in the reconciliation column. The main reclassifications are to allocate certain fee income from fees and commissions to net investment income, and certain investment expenses from other operating costs and expenses to net investment income. The reclassifications do not affect operating income.

a) Business group results

First half 2004* CHF millions	Property & Casualty	Life & Health	Financial Services	Corporate Centre	Other	Reconciliation	Total
Revenues							
Premiums earned	7527	5022	1593				14142
Net investment income	691	1559	178		5	3	2436
Net realised investment gains	493	66	82		18		659
Trading revenues			277				277
Fees, commissions and other revenues			193		20	–73	140
Total revenues	8711	6647	2323		43	–70	17654
Expenses							
Claims and claim adjustment expenses; life and health benefits	–5191	–4632	–1174				–10997
Acquisition costs	–1696	–1054	–306				–3056
Amortisation of goodwill					–140		–140
Other operating costs and expenses	–350	–328	–484	–165	–218	70	–1475
Total expenses	–7237	–6014	–1964	–165	–358	70	–15668
Operating income/loss	1474	633	359	–165	–315	0	1986

First half 2005 CHF millions	Property & Casualty	Life & Health	Financial Services	Corporate Centre	Other	Reconciliation	Total
Revenues							
Premiums earned	6757	4998	1420				13175
Net investment income	689	1575	219		18	16	2517
Net realised investment gains	156	254	79		32		521
Trading revenues			158				158
Fees, commissions and other revenues			198		12	–93	117
Total revenues	**7602**	**6827**	**2074**		**62**	**–77**	**16488**
Expenses							
Claims and claim adjustment expenses; life and health benefits	–4607	–4654	–1095				–10356
Acquisition costs	–1503	–964	–233				–2700
Amortisation of goodwill					–133		–133
Other operating costs and expenses	–343	–375	–407	–174	–224	77	–1446
Total expenses	**–6453**	**–5993**	**–1735**	**–174**	**–357**	**77**	**–14635**
Operating income/loss	**1149**	**834**	**339**	**–174**	**–295**	**0**	**1853**

b) Supplementary income statement information

Premiums, claims and claim adjustment expenses and acquisition costs are reported net of retrocession in the Group's income statement. Gross, retroceded and net amounts for these items were as follows:

First half 2004 CHF millions	Property & Casualty	Life & Health	Financial Services	Total
Premiums				
Premiums written, gross	10036	5582	1721	17339
Premiums written, retro	–531	–567	–119	–1217
Premiums written, net	9505	5015	1602	16122
Change in unearned premiums, gross	–2094	7	32	–2055
Change in unearned premiums, retro	116		–41	75
Change in unearned premiums, net	–1978	7	–9	–1980
Premiums earned	7527	5022	1593	14142
Claims				
Claims paid, gross	–4964	–4111	–786	–9861
Claims paid, retro	807	441	87	1335
Claims paid, net	–4157	–3670	–699	–8526
Claims and claim adjustment expenses; life and health benefits, gross	–478	–1048	–387	–1913
Claims and claim adjustment expenses; life and health benefits, retro	–556	86	–88	–558
Claims and claim adjustment expenses; life and health benefits, net	–1034	–962	–475	–2471
Change in equalisation reserves				0
Claims and claim adjustment expenses; life and health benefits	–5191	–4632	–1174	–10997
Acquisition costs				
Acquisition costs, gross	–1788	–1172	–310	–3270
Acquisition costs, retro	92	118	4	214
Acquisition costs, net	–1696	–1054	–306	–3056

First half 2005 CHF millions	Property & Casualty	Life & Health	Financial Services	Total
Premiums				
Premiums written, gross	9 173	5 761	1 845	16 779
Premiums written, retro	–490	–758	–124	–1 372
Premiums written, net	8 683	5 003	1 721	15 407
Change unearned premiums, gross	–2 030	–11	–343	–2 384
Change unearned premiums, retro	104	6	42	152
Change unearned premiums, net	–1 926	–5	–301	–2 232
Premiums earned	**6 757**	**4 998**	**1 420**	**13 175**
Claims				
Claims paid, gross	–4 871	–4 042	–768	–9 681
Claims paid, retro	236	552	50	838
Claims paid, net	–4 635	–3 490	–718	–8 843
Claims and claim adjustment expenses; life and health benefits, gross	–49	–1 403	–388	–1 840
Claims and claim adjustment expenses; life and health benefits, retro	77	239	11	327
Claims and claim adjustment expenses; life and health benefits, net	28	–1 164	–377	–1 513
Change equalisation reserves				0
Claims and claim adjustment expenses; life and health benefits	**–4 607**	**–4 654**	**–1 095**	**–10 356**
Acquisition costs				
Acquisition costs, gross	–1 552	–1 120	–237	–2 909
Acquisition costs, retro	49	156	4	209
Acquisition costs, net	**–1 503**	**–964**	**–233**	**–2 700**

c) Supplementary balance sheet information

Unpaid claims and claim adjustment expenses, liabilities for life and health policy benefits and unearned premiums are reported gross in the Group's balance sheet. Gross and retroceded amounts for these, and other items were as follows:

31 December 2004 CHF millions	Property & Casualty	Life & Health	Financial Services	Total
Assets				
Reinsurance recoverable				
Reinsurance recoverable on paid and unpaid claims	1 476	1 090	230	2 796
Reinsurance recoverable on life and health policy benefits		3 519		3 519
Total	1 476	4 609	230	6 315
Deferred acquisition costs	1 005	3 658	212	4 875
Prepaid reinsurance premiums[1]	102		50	152
Deferred expense on retroactive reinsurance[1]	378		656	1 034
Liabilities				
Provisions for profit commissions[2]	316	352	676	1 344
Unpaid claims and claim adjustment expenses				
Unpaid claims and claim adjustment expenses	40 427	11 280	8 735	60 442
Equalisation reserves				1 177
Total				61 619
Life and health policy benefits		43 239		43 239
Unearned premiums	4 253	158	1 337	5 748

[1] These balances are included in other assets.
[2] These balances are included in reinsurance balances payable.

The Group has revised the classification of amounts between unpaid claims and claim adjustment expenses, funds held under reinsurance treaties and reinsurance balances payable (see Note 1).

30 June 2005 CHF millions	Property & Casualty	Life & Health	Financial Services	Total
Assets				
Reinsurance recoverable				
Reinsurance recoverable on paid and unpaid claims	1 674	1 371	259	3 304
Reinsurance recoverable on life and health policy benefits		6 043		6 043
Total	**1 674**	**7 414**	**259**	**9 347**
Deferred acquisition costs	**1 453**	**3 951**	**309**	**5 713**
Prepaid reinsurance premiums[1]	**216**		**98**	**314**
Deferred expense on retroactive reinsurance[1]	**407**		**688**	**1 095**
Liabilities				
Provisions for profit commissions[2]	**424**	**300**	**666**	**1 390**
Unpaid claims and claim adjustment expenses				
Unpaid claims and claim adjustment expenses	43 416	12 676	9 995	66 087
Equalisation reserves				1 181
Total				**67 268**
Life and health policy benefits		**48 614**		**48 614**
Unearned premiums	**6 667**	**180**	**1 809**	**8 656**

[1] These balances are included in other assets.
[2] These balances are included in reinsurance balances payable.

d) Property & Casualty Business Group – by line of business

First half 2004 CHF millions	Property	Liability	Motor	Accident	Other lines	Total
Revenues						
Premiums earned	2 543	2 382	1 256	344	1 002	7 527
Expenses						
Claims and claim adjustment expenses	–1 062	–2 222	–984	–270	–653	–5 191
Acquisition costs	–563	–527	–254	–73	–279	–1 696
Other operating costs and expenses	–134	–99	–47	–17	–53	–350
Underwriting result	784	–466	–29	–16	17	290
Claims ratio in %	41.8	93.3	78.3	78.5	65.2	69.0
Expense ratio in %	27.4	26.3	24.0	26.2	33.1	27.1
Combined ratio in %	69.2	119.6	102.3	104.7	98.3	96.1

First half 2005 CHF millions	Property	Liability	Motor	Accident	Other lines	Total
Revenues						
Premiums earned	2 419	1 754	1 045	412	1 127	6 757
Expenses						
Claims and claim adjustment expenses	–1 035	–1 752	–822	–274	–724	–4 607
Acquisition costs	–530	–403	–172	–86	–312	–1 503
Other operating costs and expenses	–126	–84	–49	–22	–62	–343
Underwriting result	**728**	**–485**	**2**	**30**	**29**	**304**
Claims ratio in %	42.8	99.9	78.7	66.5	64.2	68.2
Expense ratio in %	27.1	27.8	21.1	26.2	33.2	27.3
Combined ratio in %	69.9	127.7	99.8	92.7	97.4	95.5

e) Life & Health Business Group – by line of business

First half 2004 CHF millions	Life	Health	Total
Revenues			
Premiums earned	4092	930	5022
Net investment income	1251	308	1559
Net realised investment gains	40	26	66
Total revenues	5383	1264	6647
Expenses			
Claims and claim adjustment expenses; life and health benefits	–3817	–815	–4632
Acquisition costs	–814	–240	–1054
Other operating costs and expenses	–267	–61	–328
Total expenses	–4898	–1116	–6014
Operating income	485	148	633
Operating result, excluding non-participating net realised investment gains[1]	445	122	567
Operating revenues[1]	5343	1238	6581
Management expense ratio in %	5.0	4.9	5.0
Return on operating revenues in %	8.3	9.9	8.6

First half 2005 CHF millions	Life	Health	Total
Revenues			
Premiums earned	4143	855	4998
Net investment income	1253	322	1575
Net realised investment gains	226	28	254
Total revenues	**5622**	**1205**	**6827**
Expenses			
Claims and claim adjustment expenses; life and health benefits	–3837	–817	–4654
Acquisition costs	–733	–231	–964
Other operating costs and expenses	–326	–49	–375
Total expenses	**–4896**	**–1097**	**–5993**
Operating income	**726**	**108**	**834**
Operating result, excluding non-participating net realised investment gains[1]	**548**	**80**	**628**
Operating revenues[1]	5444	1177	6621
Management expense ratio in %	6.0	4.2	5.7
Return on operating revenues in %	10.1	6.8	9.5

[1] Net realised investment gains in which policyholders directly participate of nil and CHF 48 million for the half years ended 30 June 2004 and 2005, respectively, are included in operating revenues and in the operating result.

f) Financial Services Business Group – by business sector

First half 2004 CHF millions	Risk Solutions	Credit Solutions	Capital Management and Advisory	Asset Management	Total
Revenues					
Premiums earned	1 117	468	8		1 593
Net investment income	152	25	1		178
Net realised investment gains	66	16			82
Trading revenues	9	56	212		277
Fees and commissions	5		84	104	193
Total revenues	1 349	565	305	104	2 323
Expenses					
Claims and claim adjustment expenses	–947	–227			–1 174
Acquisition costs	–139	–167			–306
Operating costs	–94	–32	–245	–113	–484
Total expenses	–1 180	–426	–245	–113	–1 964
Operating income/loss	169	139	60	–9	359

First half 2005 CHF millions	Risk Solutions	Credit Solutions	Capital Management and Advisory	Asset Management	Total
Revenues					
Premiums earned	990	419	11		1 420
Net investment income	184	30	5		219
Net realised investment gains	74	5			79
Trading revenues	15	33	110		158
Fees and commissions	27		61	110	198
Total revenues	**1 290**	**487**	**187**	**110**	**2 074**
Expenses					
Claims and claim adjustment expenses	–986	–109			–1 095
Acquisition costs	–95	–138			–233
Operating costs	–102	–37	–166	–102	–407
Total expenses	**–1 183**	**–284**	**–166**	**–102**	**–1 735**
Operating income	**107**	**203**	**21**	**8**	**339**

The Capital Management and Advisory business sector provides marketing services to the Credit Solutions and Risk Solutions business sectors. Capital Management and Advisory fees and commissions include the fees charged. The Asset Management business sector provides investment management services to other business sectors. These management services fees are included in fees and commissions.

12. Variable interest entities

The Group holds a variable interest in an entity due to a modified coinsurance agreement, certain insurance-linked and credit-linked securitisations, private equity limited partnerships and other entities, which meet the definition of a variable interest entity (VIE).

The insurance-linked and credit-linked securitisations transfer pre-existing insurance or credit risk to the capital markets through the issuance of insurance-linked or credit-linked securities. In insurance-linked securitisations, the securitisation vehicle initially assumes the insurance risk through insurance contracts. In credit-linked securitisations, the securitisation vehicle initially assumes the credit risk through credit default swaps.

The securitisation vehicle generally retains the issuance proceeds as collateral. The variable interests arise through ownership of insurance-linked or credit-linked securities, or through protection provided for the value of the collateral held. The Group's maximum exposure to loss equals the higher of the carrying amount of the collateral protected or the carrying amount of the insurance-linked or credit-linked securities held. The collateral held usually consists of investment grade securities.

In other securitisations, the Group provides credit enhancement which is a variable interest in the securitisation vehicle.

The Group also invests in selected private equity limited partnerships to enhance the risk-adjusted overall investment result. The maximum exposure to loss relating to private equity limited partnerships is equal to the carrying amount of the Group's investment.

VIEs – primary beneficiary

As of 30 June 2005, the total assets of VIEs where the Group is the primary beneficiary amounted to CHF 6 136 million.

The consolidation of the VIEs results in a minority interest in the balance sheet of CHF 567 million, mainly due to the modified coinsurance agreement. The minority interest is included in accrued expenses and other liabilities. The net minority interest in income related mainly to the modified coinsurance agreement is CHF 9 million, net of tax as of 30 June 2005. The income statement impacts are generally included in the relevant segment with the underlying movement in income or expenses.

VIEs – significant variable interest

As of 30 June 2005, the total assets and estimated maximum exposure to loss in VIEs in which the Group holds a significant variable interest amounted to CHF 7 701 million and CHF 7 229 million, respectively.

The assets and liabilities arising from the Group's variable interest in these VIEs are accounted for under applicable existing guidance.

13. Restructuring provision

First half 2005 CHF millions	Property & Casualty	Life & Health	Financial Services	Total
Balance as of 1 January	2	17	37	56
Costs incurred		−2	−5	−7
Effect of foreign currency translation		2	4	6
Balance as of 30 June	**2**	**17**	**36**	**55**

Cautionary note on forward-looking statements

Certain statements contained herein are forward-looking. These statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to a historical fact or current fact. Forward-looking statements typically are identified by words or phrases such as "anticipate", "assume", "believe", "continue", "estimate", "expect", "foresee", "intend", "may increase" and "may fluctuate" and similar expressions or by future or conditional verbs such as "will", "should", "would" and "could". These forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause Swiss Re's actual results, performance, achievements or prospects to be materially different from any future results, performance, achievements or prospects expressed or implied by such statements. Such factors include, among others:

- cyclicality of the reinsurance industry;
- changes in general economic conditions, particularly in our core markets;
- uncertainties in estimating reserves;
- the performance of financial markets;
- expected changes in our investment results as a result of the changed composition of our investment assets or changes in our investment policy;
- the frequency, severity and development of insured claim events;
- acts of terrorism and acts of war;
- mortality and morbidity experience;
- policy renewal and lapse rates;
- changes in rating agency policies or practices;
- the lowering or withdrawal of one or more of the financial strength or credit ratings of one or more of our subsidiaries;
- changes in levels of interest rates;
- political risks in the countries in which we operate or in which we insure risks;
- extraordinary events affecting our clients, such as bankruptcies and liquidations;
- risks associated with implementing our business strategies;
- changes in currency exchange rates;
- changes in laws and regulations, including changes in accounting standards and taxation requirements; and
- changes in competitive pressures.

These factors are not exhaustive. We operate in a continually changing environment and new risks emerge continually. Readers are cautioned not to place undue reliance on our forward-looking statements. We undertake no obligation to publicly revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.

Information

Contact addresses

Investor Relations
Stefan Senn
Telephone +41 43 285 4444
Fax +41 43 285 5555
investor_relations@swissre.com

Public Relations/Media
Henner Alms
Telephone +41 43 285 7171
Fax +41 43 285 2023
media_relations@swissre.com

Share Register
Karl Haas
Telephone +41 43 285 3294
Fax +41 43 285 3480
share_register@swissre.com

Important dates

2 March 2006
Annual results 2005

21 April 2006
142nd Annual General Meeting

4 August 2006
Interim results 2006

Title:
Interim Report 2005

Original version in English

The Interim Report 2005 is also available
in German and French.

A PDF version of the Interim Report 2005
is available for download in English, German and
French at: www.swissre.com/interimreport

The Interim Report 2005 Shareholders' letter
is available in English, German and French.

Order no.: 1492019_05_en

CC, 08/05, 11 000 en

Swiss Reinsurance Company
Mythenquai 50/60
P.O. Box
8022 Zurich
Switzerland

Telephone +41 43 285 2121
Fax +41 43 285 2999
www.swissre.com